June 11, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          John Hancock Funds III (the “Trust”)

                File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on Wednesday, June 2, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 24 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A as filed with the SEC on April 22, 2010 (accession no. 0000950123-10-037188) (the “Amendment”).  Set forth below is a summary of each comment followed by the response provided on behalf of the Trust for each of the Trust’s series (the “Funds”).

PROSPECTUS COMMENTS

All Funds:

Comment 1 — Fund summary.  State whether the Funds intend to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, provide a sample of the legend that will be included at the beginning of the Funds’ Summary Prospectuses.  In the legend, the Funds are limited to only incorporating by reference the Funds’ Statutory Prospectus, Statement of Additional Information and the financial highlights information in the Funds’ annual shareholder reports, so long as the annual shareholder reports have been incorporated by reference into the Statutory Prospectuses.

Response 1 — The Funds intend to use Summary Prospectuses for all share classes, other than Class NAV and Class 1.  These Summary Prospectuses will be filed with the SEC in accordance with Rule 497(k) under the Securities Act.  The following is the legend that will be included at the beginning of the Summary Prospectuses (bracketed information in the following will vary depending on the Fund and/or share class described in the Summary Prospectus):

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx.  You can also get this information at no cost by calling [1-800-225-5291] or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information, both dated July 1, 2010, and most recent financial highlights information included in the most recent report to shareholders, dated [February 28, 2010], are incorporated by reference into this Summary Prospectus.

Comment 2 — Fund details – Investment strategies.  As required by Item 9 of Form N-1A, include an additional explanation, if appropriate, of the Funds’ investment objective and principal investment strategies, as disclosed in the prospectuses, in accordance with Items 2 and 4 of Form N-1A.

Response 2 — As appropriate, additional explanation of each Fund’s investment objective and principal investment strategies has been added to the “Investment strategies” section of the prospectuses.  For each Fund, the level of explanation that is added to this section will reflect the level of complexity of the Fund’s investment strategy.

Securities and Exchange Commission

Brion R. Thompson, Esq.

June 11, 2010

John Hancock Growth Opportunities Fund, John Hancock International Core Fund, John Hancock International Growth Fund, John Hancock Value Opportunities Fund and John Hancock U.S. Core Fund (Funds subadvised by Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), collectively, the “GMO-Subadvised Funds”):

Comment 3 — Appendix – Related Performance Information.  It does not appear that the investment strategies of the GMO-Subadvised Funds and the GMO proprietary funds (the “Comparable Funds”) are substantially similar.  Explain how the presentation of the related performance of each Comparable Fund corresponding to a GMO-Subadvised Fund meets the requirements of the Nicholas-Applegate Mutual Funds no-action letter (Aug. 6, 1996 and Feb. 7, 1997) (the “No-Action Letter”).  Specifically, explain how each Comparable Fund, which is directly managed by GMO, has an investment strategy that is substantially similar to that of its corresponding GMO-Subadvised Fund, which is subadvised by GMO through a “manager of managers” structure.

Response 3 — In the No-Action Letter, the Staff stated that the inclusion of historical related performance is permitted in a prospectus as supplemental information, so long as the funds have substantially similar investment objectives, policies and strategies.  Each GMO-Subadvised Fund and its corresponding Comparable Fund have substantially similar investment objectives, policies and strategies.  Although GMO serves as a subadviser to each GMO-Subadvised Fund under the supervision of the investment adviser, John Hancock Investment Management Services, LLC (“JHIMS”), which serves as the manager of managers for such Fund, GMO has full portfolio management discretion and sole control of such Fund’s portfolio.  GMO manages each GMO-Subadvised Fund with the same discretion and in the same manner that it manages the corresponding Comparable Fund.  Moreover, GMO has managed each GMO-Subadvised Fund since its inception, so there is no possibility that such Fund's performance for any period could reflect that of a different subadviser.  Under these circumstances, the fact that GMO has acted as the sole fully discretionary subadviser for the life of each GMO-Subadvised Fund, as opposed to having served as such Fund’s discretionary investment adviser, is not meaningful under the No-Action Letter.  In the manager of managers structure, JHIMS does not itself manage any of the GMO-Subadvised Funds’ assets, but has ultimate responsibility to oversee GMO’s management of the Funds’ assets.

We note that the Staff has previously reviewed this issue and expressed to the Trust that it was permissible for the GMO-Subadvised Funds to use the performance record of the Comparable Funds, advised by GMO, as supplemental information.  In this regard, when the Trust was first organized, there were extensive discussions with the Staff at the highest levels regarding the use of performance records.  Initially, the Trust intended to adopt the actual historical performance record of certain funds advised by GMO in reliance upon a different line of no-action letters (e.g., North American Security Trust (Aug. 5, 1994) and MassMutual Institutional Funds (Sept. 28, 1995)).

After extensive discussions between the Staff and representatives of the Trust, JHIMS and GMO, the Staff ultimately determined that adopting the actual historical performance record would not be appropriate.  However, throughout these discussions, several different members of the Staff, including some at the highest levels, made clear that it would be appropriate for the Trust to use the performance record of the Comparable Funds as supplemental related performance information under the No-Action Letter and other similar no-action letters (e.g., Growth Stock Outlook Trust, Inc. (April 15, 1986) and Bramwell Growth Fund (Aug. 7, 1996)).  In making these statements, the Staff was fully aware that GMO would serve as a fully discretionary subadviser for the GMO-Subadvised Funds and that JHIMS would serve as an overseeing investment adviser.

Based on the No-Action Letter and the above-referenced discussions with the Staff, the Trust strongly believes that each GMO-Subadvised Fund may continue to show the related performance of the corresponding Comparable Fund as supplemental information.  In this regard, each GMO-Subadvised Fund and its corresponding Comparable Fund continue to have substantially similar investment objectives, policies and strategies, and are both managed by GMO (and the same portfolio management team) on a substantially similar basis.

Securities and Exchange Commission

Brion R. Thompson, Esq.

June 11, 2010

The Trust agrees that, if at some future time, GMO is replaced as subadviser to a GMO-Subadvised Fund, then it would no longer be appropriate to use the supplemental related performance information, and this would be removed from the prospectus for that Fund.  Similarly, if the manner in which GMO manages a GMO-Subadvised Fund and its corresponding Comparable Fund were to diverge significantly at some point, the GMO-Subadvised Fund would no longer use the supplemental performance information for periods following such divergence.

John Hancock Global Shareholder Yield Fund:

Comment 4 — page 3, Fund summary - Principal investment strategies.  The Fund’s investment strategy states that “A significant portion of its assets will be invested outside of the U.S.”  Provide additional clarification regarding the definition of “significant portion.”

Response 4 — In the “Principal investment strategies” section, the third sentence will be revised to read as follows:

At least 40% of the fund’s net assets will be invested in securities of issuers located throughout the world, excluding the U.S.

Comment 5 — Appendix – Related Performance Information.  Revise the introduction to the related performance to clarify that the EPOCH Global Equity Shareholder Yield Fund and the EPOCH Global Equity Shareholder Yield Composite are both managed by Epoch Investment Partners, Inc.

Response 5 — The related performance appendix has been removed from the prospectuses for all of the Fund’s share classes.

John Hancock International Allocation Portfolio:

Comment 6 — page 3, Fund summary - Principal risks.  “Industry or sector risk” is listed as a principal risk of investing in the Fund.  Item 4(b) of Form N-1A requires that the principal risks of investing in a fund are disclosed based on the fund’s principal investment strategy.  Investing in particular industries or sectors is not described as a principal investment strategy of the Fund.  Confirm if this is a principal investment strategy of the Fund, and, if so, provide disclosure in the Principal investment strategies section.

Response 6 — Investing in particular industries or sectors is not a principal investment strategy of the Fund and, therefore, not disclosed in the prospectus.  In the “Principal risks” section, “Industry or sector risk” will be removed.  The corresponding discussion of this risk under the “Fund details – Risks of investing in the underlying funds” section also will be removed.

John Hancock Leveraged Companies Fund:

Comment 7 — page 2, Fund summary - Principal investment strategies.  The first sentence of the first paragraph defines leveraged companies as “companies that issue below investment grade debt,” however, not all companies that issue below investment grade debt are leveraged companies.  Revise the definition of leverage companies.

Response 7 — In the “Principal investment strategies” section, the first sentence of the first paragraph has been revised to read as follows:

Under normal market conditions, the fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity and debt securities of leveraged companies (companies with leveraged capital structures or companies that generally rely more on debt issuance than equity issuance to meet capital needs).

Securities and Exchange Commission

Brion R. Thompson, Esq.

June 11, 2010

John Hancock Core High Yield Fund:

Comment 8 — Fund summary - Principal risks.  The Fund’s risk disclosure for “Fixed-income securities risk” includes lower-rated fixed-income securities and high-yield securities risk.  Revise the disclosure to separate the lower-rated fixed-income securities and high-yield securities risk from the “Fixed-income securities risk” disclosure.

Response 8 — In the “Principal risks” section, the following risk is disclosed separately:

Lower -rated fixed-income security risk  Lower-rated fixed-income securities and high yield fixed-income securities (commonly know as junk bonds) are subject to greater credit quality risk and risk of default than higher-rated fixed income securities.  These securities may be considered speculative and the value of these securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.

In the “Risks of investing” section, the following risk is disclosed separately:

Lower -rated fixed-income security risk

Lower-rated fixed-income securities are defined as securities rated below investment grade (rated “Ba” and below by Moody’s, and “BB” and below by S&P) (also called junk bonds). The general risks of investing in these securities are as follows:

•                     Risk to principal and income.  Investing in lower-rated fixed-income securities is considered speculative. While these securities generally provide greater income potential than investments in higher-rated securities, there is a greater risk that principal and interest payments will not be made. Issuers of these securities may even go into default or become bankrupt.

•                     Price volatility.  The price of lower-rated fixed-income securities may be more volatile than securities in the higher-rating categories. This volatility may increase during periods of economic uncertainty or change. The price of these securities is affected more than higher-rated fixed-income securities by the market’s perception of their credit quality, especially during times of adverse publicity. In the past, economic downturns or an increase in interest rates have, at times, caused more defaults by issuers of these securities and may do so in the future. Economic downturns and increases in interest rates have an even greater affect on highly leveraged issuers of these securities.

•                     Liquidity.  The market for lower-rated fixed-income securities may have more limited trading than the market for investment-grade fixed-income securities. Therefore, it may be more difficult to sell these securities, and these securities may have to be sold at prices below their market value in order to meet redemption requests or to respond to changes in market conditions.

•                     Dependence on subadviser’s own credit analysis.  While a subadviser may rely on ratings by established credit-rating agencies, it will also supplement such ratings with its own independent review of the credit quality of the issuer. Therefore, the assessment of the credit risk of lower-rated fixed-income securities is more dependent on the subadviser’s evaluation than the assessment of the credit risk of higher-rated securities.

Additional risks regarding lower-rated corporate fixed-income securities. Lower-rated corporate debt securities (and comparable unrated securities) tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated corporate fixed-income securities. Issuers of lower-rated corporate debt securities may also be highly leveraged, increasing the risk that principal and income will not be repaid.

Securities and Exchange Commission

Brion R. Thompson, Esq.

June 11, 2010

Additional risks regarding lower-rated foreign government fixed-income securities. Lower-rated foreign government fixed-income securities are subject to the risks of investing in foreign countries described under “Foreign securities risk.”  In addition, the ability and willingness of a foreign government to make payments on debt when due may be affected by the prevailing economic and political conditions within the country.  Emerging-market countries may experience high inflation, interest rates and unemployment, as well as exchange rate trade difficulties and political uncertainty or instability. These factors increase the risk that a foreign government will not make payments when due.

*              *              *

The Staff has requested that the Trust provide the following representations in its responses to the Staff’s comments.

In connection with the Amendment, the Trust acknowledges that:

−    The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

−    Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

−    The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at 617-663-3241.

Sincerely,

/s/ David D. Barr

David D. Barr

Assistant Secretary